UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): February 4, 2025

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	32-0769697
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 9. Other Events

On February 4, 2025, Music Licensing, Inc. (OTC: SONG) released the following press release:

Blueface Featuring The Game’s “Stop Cappin” Acquired by Music Licensing, Inc. (OTC: SONG) (OTC: SONGD)

Naples, FL, February 4, 2025 (GLOBE NEWSWIRE) -- Music Licensing, Inc. (OTC: SONG) (OTC:SONGD) is thrilled to announce its acquisition of royalty-generating intellectual property stakes in “Stop Cappin” by Blueface featuring The Game. While the work will continue to be administered by third-party organizations, Music Licensing, Inc. will receive ongoing passive royalty payments from its performance.

Blueface, a platinum-selling rapper known for his unique offbeat style, has become a defining voice in contemporary hip-hop. His collaboration with The Game, a legend in the genre with multiple chart-topping albums, resulted in “Stop Cappin”, a powerful anthem that blends gritty lyricism with unparalleled charisma. The track has amassed millions of streams globally, affirming its cultural impact and commercial success.

This acquisition enhances Music Licensing, Inc.’s growing portfolio of iconic works, cementing its reputation as a leader in acquiring and managing high-value music royalties.

Watch “Stop Cappin” by Blueface featuring The Game here.

About Music Licensing, Inc. (OTC: SONG) (ProMusicRights.com)

Music Licensing, Inc. (OTC: SONG), also known as Pro Music Rights, is a diversified holding company and the fifth public performance rights organization (PRO) formed in the United States. Its licensees include notable companies such as TikTok, iHeart Media, Triller, Napster, 7Digital, Vevo, and many others. Pro Music Rights holds an estimated market share of 7.4% in the United States, representing over 2,500,000 works by notable artists such as A$AP Rocky, Wiz Khalifa, Pharrell, Young Jeezy, Juelz Santana, Lil Yachty, MoneyBagg Yo, Larry June, Trae Pound, Sauce Walka, Trae Tha Truth, Sosamann, Soulja Boy, Lex Luger, Trauma Tone, Lud Foe, SlowBucks, Gunplay, OG Maco, Rich The Kid, Fat Trel, Young Scooter, Nipsey Hussle, Famous Dex, Boosie Badazz, Shy Glizzy, 2 Chainz, Migos, Gucci Mane, Young Dolph, Trinidad James, Chingy, Lil Gnar, 3OhBlack, Curren$y, Fall Out Boy, Money Man, Dej Loaf, Lil Uzi Vert, and countless others, as well as artificial intelligence (A.I.) created music.

Additionally, Music Licensing, Inc. (OTC: SONG) owns royalty stakes in Listerine “Mouthwash” Antiseptic and musical works by artists such as The Weeknd, Justin Bieber, Kanye West, Elton John, Mike Posner, blackbear, Lil Nas X, Lil Yachty, DaBaby, Stunna 4 Vegas, Miley Cyrus, Lil Wayne, XXXTentacion, BlueFace, The Game, Jeremih, Ty Dolla $ign, Eric Bellinger, Ne-Yo, MoneyBagg Yo, Halsey, Desiigner, DaniLeigh, Rihanna, and numerous others.

Forward-Looking Statements:

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that, all forward-looking statements involve risks and uncertainties, including without limitation, the ability of Music Licensing, Inc. & Pro Music Rights, Inc. to accomplish its stated plan of business. Music Licensing, Inc. & Pro Music Rights, Inc. believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Pro Music Rights, Inc., Music Licensing, Inc., or any other person.

Non-Legal Advice Disclosure:

This press release does not constitute legal advice, and readers are advised to seek legal counsel for any legal matters or questions related to the content herein.

Non-Investment Advice Disclosure:

This communication is intended solely for informational purposes and does not in any way imply or constitute a recommendation or solicitation for the purchase or sale of any securities, commodities, bonds, options, derivatives, or any other investment products. Any decisions related to investments should be made after thorough research and consultation with a qualified financial advisor or professional. We assume no liability for any actions taken or not taken based on the information provided in this communication

Contact: investors@ProMusicRights.com

SOURCE: Music Licensing, Inc.”

Forward-Looking Statements:

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that, all forward-looking statements involve risks and uncertainties, including without limitation, the ability of Music Licensing, Inc. & Pro Music Rights, Inc. to accomplish its stated plan of business. Music Licensing, Inc. & Pro Music Rights, Inc. believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Pro Music Rights, Inc., Music Licensing, Inc., or any other person.

Non-Legal Advice Disclosure:

This press release does not constitute legal advice, and readers are advised to seek legal counsel for any legal matters or questions related to the content herein.

Non-Investment Advice Disclosure:

This communication is intended solely for informational purposes and does not in any way imply or constitute a recommendation or solicitation for the purchase or sale of any securities, commodities, bonds, options, derivatives, or any other investment products. Any decisions related to investments should be made after thorough research and consultation with a qualified financial advisor or professional. We assume no liability for any actions taken or not taken based on the information provided in this communication

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date: February 4, 2025	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

4